1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated January 13, 2009

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x                Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                          No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2009/01/13

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1. Announcement on 2008/12/19:	Supplemental Announcement of the disposition of Fuh-Hwa Elite Angel Fund on 2008/11/20

2. Announcement on 2008/12/25:	Announcement of Acquisition of Nan Ya Plastics Corporation- Corporate Bonds

3. Announcement on 2008/12/25:	Announcement of Acquisition of Formosa Petrochemical Corp.- Corporate Bonds

4. Announcement on 2008/12/26:	To announce the board approved the preliminary plan of the replacement of share certificates for capital reduction

5. Announcement on 2008/12/26:	To announce the record date of capital reduction

6. Announcement on 2008/12/29:	Announcement of Acquisition of Taiwan Power Company- Corporate Bonds

7. Announcement on 2008/12/31:	Announcement of Financial Asset Impairment in accordance with ROC SFAS NO. 34 and US FASB Staff Position FAS115

8. Announcement on 2009/01/05:	To announce there is no dishonored check from Chunghwa, and the dishonored check is due to the typo of bank clerk

9. Announcement on 2009/01/07:	Chunghwa Telecom attending investor conferences

10. Announcement on 2009/01/10:	Dec 2008 sales

EXHIBIT 1

Supplemental Announcement of the disposition of Fuh-Hwa Elite Angel Fund on 2008/11/20

Date of events: 2008/12/19

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield):

Fuh-Hwa Elite Angel Fund

2. Date of occurrence of the event: 2008/12/19

3. Volume, unit price, and total monetary amount of the transaction:

Volume: 946,969.7 units; Unit price: 11.46; Total amount: NT$10,852,273

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Fuh Hwa Securities Investment Trust Co Ltd.; Relationship: None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$852,153

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: The payment, based on the NAV on the coming 20th day after deal date, is to be made no later than 5 days starting from the aforementioned NAV date; None; None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:

The transaction was based on the redemption price; The redemption price was disclosed by the fund management company; Finance Dept.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0

12. Current ratio of private placement of securities (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0.55% of total assets; 0.68% of total stockholders’ equity; NT$58,215,620 thousand

13. Concrete purpose or use of the acquisition or disposition: Short-term investment

14. The discrepancy between the reference price of private placement and the transaction amount per share is 20 percent or more of the transaction amount: None

15. Net worth per share of company underlying securities acquired or disposed of: NT$11.46

16. Do the directors have any objection to the present transaction?: None

EXHIBIT 2

Announcement of Acquisition of Nan Ya Plastics Corporation- Corporate Bonds

Date of events: 2008/12/25

Contents:

1. Name of the securities: Nan Ya Plastics Corporation- Corporate Bonds (Code: B401CJ)

2. Trading date: 2008/12/25~2008/12/25

3. Trading volume, unit price, and total monetary amount of the transaction:

4,000,000 units; NT$102.44 per unit; total amount; NT$409,774,734

4. Gain (or loss) (not applicable in case of acquisition of securities): N/A

5. Relationship with the underlying company of the trade: None

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 4,000,000 units; NT$409,774,734; N/A; None

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: 5.75%; 7.14%; NT$58,215,620,000

8. Concrete purpose/objective of the acquisition or disposal: Hold to maturity

9. Do the directors have any objections to the present transaction?: None

10. Any other matters that need to be specified: None

EXHIBIT 3

Announcement of Acquisition of Formosa Petrochemical Corp.- Corporate Bonds

Date of events: 2008/12/25

Contents:

1. Name of the securities: Formosa Petrochemical Corp.- Corporate Bonds

2. Trading date: 2008/07/02~2008/12/25

3. Trading volume, unit price, and total monetary amount of the transaction:

4,500,000 units; NT$100.23 per unit; total amount: NT$451,021,670

4. Gain (or loss) (not applicable in case of acquisition of securities): N/A

5. Relationship with the underlying company of the trade: None

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 4,500,000 units; NT$451,021,670; N/A; None

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: 5.75%; 7.14%; NT$58,215,620,000

8. Concrete purpose/objective of the acquisition or disposal: Hold to maturity

9. Do the directors have any objections to the present transaction?: None

10. Any other matters that need to be specified: None

EXHIBIT 4

To announce the board approved the preliminary plan of the replacement of share certificates for capital reduction

Date of events: 2008/12/26

Contents:

1. Date of the board of directors resolution: 2008/12/26

2. Record date of the capital reduction: 2008/12/30

3. Operations plan for replacement of share certificates for the capital reduction:

1. The preliminary plan of the replacement of share certificates for capital reduction 2008 was based on the Articles of Incorporation and Taiwan Stock Exchange Corporation Procedures for Replacement of Share Certificates.

2. The shares to be converted include only the listed common shares amounted 11,608,363,563 shares with par value NT$10, amounted NT$116,083,635,630.

3. The amount and the number of shares of capital reduction will be NT$19,115,553,820 and 1,911,555,382 shares respectively.

4. Capital reduction ratio: 16.46705301419%. Every thousand shares will be converted to 835.329469858 shares (i.e. every thousand shares decrease 164.670530142 shares).

5. Total shares and amount of the common shares after the capital reduction:

9,696,808,181 shares; par value NT$10; paid-in capital for common shares NT$96,968,081,810.

6. The new share certificates of the replacement for the capital reduction (all issued in scripless form) will be calculated respectively according to every shareholder’s ownership registered on the book on the record date of the capital reduction. For every share held, shareholders will receive 0.835329469858 new share. For the fractional common share results from the capital reduction, the Company will pay the shareholder cash based on the close price of the last trading day before the record date of the conversion, chopped off to whole NT dollar. The Chairman is hereby authorized to offer designated persons to purchase all the fractional shares at the close price.

7. Schedule:

(1) The record date of the replacement of share certificates is preliminarily set to be 2009/03/09 and the conversion of new shares will begin from 2009/03/20 (scripless shares issuance).

(2) Book closure date: From 2009/03/05 to 2009/03/19

(3) Trading suspension period: From 2009/03/03 to 2009/03/19

(4) The new shares will be listed on 2009/03/20 and replace original shares.

(5) Payment date of the returned cash capital: 2009/03/20

8. Conversion procedure:

(1) Since the Company has issued negotiable securities in scripless form, for the shareholders who do not have a centralized custody account, please open one with your current security firm to ensure the operation of the conversion.

(2) For the shareholders who hold physical share certificates and have booked before the book closure date (if not booked yet, please have them booked as soon as possible), please prepare your share certificates and registered chop and apply the conversion with the Company’s transfer agent, Taiwan Securities Co., Ltd. before 2009/03/04.

(3) For the shareholders who failed to complete booking before the book closure date, please prepare the share certificates and the notice of transferring and booking, the report of purchasing or the tax record of the trades, the list of the numbers of the withdrawing shares and the copy of both sides of your ID and apply the conversion with the Company’s transfer agent, Taiwan Securities Co., Ltd. after 2009/03/20.

(4) The Taiwan Depository & Clearing Corporation will convert all the shares which have been deposited in centralized custody accounts in scripless form on the first trading date of the new shares for future trading.

(5) Location of the application for conversion: B1, No. 96, Sec.1, Chien-Kuo N. Rd., Department of Stock Affairs Agent, Taipei, Taiwan Securities Co., Ltd., Telephone: 02-25048125.

9. The plan will be performed after it is approved by the TSEC. The Company will send a notice to each shareholder before the listing of the new shares.

4. Record date of the replacement of share certificates: 2009/03/09

5. Rights and obligations of the new shares after the capital reduction: The new shares will have the same rights and obligations as the original shares.

6. Anticipated listing date for the new shares: 2009/03/20

7. Any other matters that need to be specified: The Board authorized the Chairman to reset the record date of the replacement of share certificates and the related schedule in accordance with the authority’s operation schedule if necessary.

EXHIBIT 5

To announce the record date of capital reduction

Date of events: 2008/12/26

Contents:

1. Date of occurrence of the event: 2008/12/26

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”: Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: To announce the record date of capital reduction to be 2008/12/30

6. Countermeasures: None

7. Any other matters that need to be specified: This record date of capital reduction is for the purpose of applying capital changes upon capital reduction to the Ministry of Economic Affairs only.

EXHIBIT 6

Announcement of Acquisition of Taiwan Power Company- Corporate Bonds

Date of events: 2008/12/29

Contents:

1. Name of the securities: Taiwan Power Company- Corporate Bonds

2. Trading date: 2008/07/21~2008/12/29

3. Trading volume, unit price, and total monetary amount of the transaction:

6,200,000 units; NT$ 100. 84 per unit; total amount: NT$ 625, 195, 516

4. Gain (or loss) (not applicable in case of acquisition of securities): N/A

5. Relationship with the underlying company of the trade: None

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): 6,200,000 units; NT$625,195,516; N/A; None

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: 5.85%; 7.27%; NT$58,215,620,000

8. Concrete purpose/objective of the acquisition or disposal: Hold to maturity

9. Do the directors have any objections to the present transaction?: None

10. Any other matters that need to be specified: None

EXHIBIT 7

Announcement of Financial Asset Impairment in accordance with ROC SFAS NO.34 and US FASB Staff Position FAS115

Date of events: 2008/12/31

Contents:

1. Date of occurrence of the event: 2008/12/31

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Pursuant to ROC SFAS No. 34 and US FASB Staff Position FAS115, the Company determined to record on December 31st, 2008 for other-than-temporary impairment charge totaling approximately NT$1.14 billion incurred from four NTD-denominated private placement funds in the value of available-for-sale investment portfolio.

6. Countermeasures: N/A

7. Any other matters that need to be specified: (1) All figures are unaudited, and have not yet been reviewed by an independent accountant. (2) This other-than-temporary impairment is a non-cash charge, and has no impact on the Company’s working capital and cash flow.

EXHIBIT 8

To announce there is no dishonored check from Chunghwa, and the dishonored check is due to the typo of bank clerk

Date of events: 2009/01/05

Contents:

1. Date of occurrence of the event: 2008/12/31

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): The head office

4. Reciprocal shareholding ratios: N.A.

5. Cause of occurrence: Due to the carelessness of the bank clerk, the dishonored check was incorrectly recorded under Chunghwa’s account.

6. Countermeasures: CHT has had the bank to notify the Taiwan Clearing House to correct the information

7. Any other matters that need to be specified: None

EXHIBIT 9

Chunghwa Telecom attending investor conferences

Date of events: 2009/01/08

Contents:

1. Date of the investor/press conference: 2009/01/08~2009/01/09

2. Location of the investor/press conference: Investor conferences held by Yuanta Securities and Deutsche Bank in Taipei.

3. Financial and business related information: Please refer to http://newmops.tse.com.tw/

4. Any other matters that need to be specified: None

EXHIBIT 10

Chunghwa Telecom

January 10, 2008

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Dec 2008

1)	Sales volume (NT$ Thousand)

Period	Items	2008	2007	Changes	%
Dec	Invoice amount	17,765,753	17,286,020	(+)479,733	(+)2.78%
Dec	Invoice amount	210,658,488	212,058,071	(-)1,399,583	(-)0.66%
Dec	Net sales	15,866,638	15,566,516	(+)300,122	(+)1.93%
Dec	Net sales	186,780,432	186,328,955	(+)451,477	(+)024%

b	Trading purpose : None